UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Gumroad, Inc.

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> September 22, 2011

Physical address of issuer
548 Market St, #41309, San Francisco, CA 94104

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$11,948,947.05	$16,720,734.62
Cash & Cash Equivalents	$6,153,268.63	$13,821,885.61
Accounts Receivable	0	0
Short-term Debt	$4,191,955.58	$4,635,820.52
Long-term Debt	0	0
Revenues/Sales	$17,785,730.09	$18,951,308.03
Cost of Goods Sold	$6,078,822.25	$5,923,421.20
Taxes Paid	$1,815,741.46	$354,538.04
Net Income	$3,792,179.17	$4,290,423.04


April 8, 2026

FORM C-AR

Gumroad, Inc.


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Gumroad, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://gumroad.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 8, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Gumroad, Inc. (the "Company") is a Delaware Corporation, formed on September 22, 2011.

The Company is located at 548 Market St, #41309, San Francisco, CA 94104.

The Company's website is https://gumroad.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company provides super-simple e-commerce for creators.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and Industry
We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. While the Company may have been affected by COVID-19, it has not seen a significant adverse effect on revenues. COVID-19 has had an impact on local, regional, national and global economies, including the markets in which the Company and its customers operate. It is uncertain what the ultimate impact of COVID-19 will be on the Company (positive or negative), and it, or a future pandemic, could adversely affect the Company and its profitability.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any convertible security into shares of our common stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result. we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property.

Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Sahil Lavingia, our CEO. The Company has or intends to enter into employment agreements with Sahil Lavingia, however there can be no assurance that it will do so or that Sahil Lavingia will continue to be employed by the Company for a particular period of time.

The loss of Sahil Lavingia could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states, including California where our principal office is located, do not enforce non-competition agreements, and therefore acquiring key man insurance may not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business.

The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us.

The information, security and privacy requirements imposed by governmental regulation are increasingly demanding.

Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company provides super-simple e-commerce for creators.

Business Plan

The Company offers a platform on which creators of content can create an online presence and manage their offerings. The Company charges a flat percentage of each sale by a creator processed through the Gumroad platform. In addition, sales sourced through the Gumroad Discover marketplace incur an additional fee.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sahil Lavingia

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Gumroad - Founder & CEO: September 2011-Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Gumroad - Founder & CEO: September 2011-Present.

Education

Sahil has attended both USC and BYU (no degrees earned)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sahil Lavingia

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Gumroad - Founder & CEO: September 2011-Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Gumroad - Founder & CEO: September 2011-Present.

Education

Sahil has attended both USC and BYU (no degrees earned)

Name

Steven Olson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Gumroad- CFO: October 2012 -Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Gurnroad- CFO: October 2012 -Present Escalon Services, Inc. - Consulting CFO: Sep 2012 -Present Various Businesses- Advisor & Consultant- 2010- Present

Education

San Jose State University - BS, Business-Finance Santa Clara University - MBA, International Business

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,059,960
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Security.
Other Material Terms or information.	

Type of security	Series Seed Preferred Stock
Amount outstanding	388,500
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Security.
Other Material Terms or information.	

Type of security	Series A Preferred Stock
Amount outstanding	99,091
Voting Rights	1 vote per share
Anti-Dilution Rights	Broad-based weighted average
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Security.
Other Material Terms or information.	Holders of Preferred Stock have non-cumulative dividend right of 8%. The holders of Series A Preferred Stock, for so long as they hold 20% of the originally issued shares, shall have the right to elect one member of the board. Preferred Stockholders have a lx liquidation preference

Type of security	Series C-1, Series C-2, Series C-3 Preferred Stock
Amount outstanding	261,287
Voting Rights	1 vote per share
Anti-Dilution Rights	Broad-based weighted average
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Other Material Terms or information.	Preferred Stockholders have a lx liquidation preference.

Type of security	2011 Employee Incentive Plan Options Options
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	The Company may increase its reserved number of shares in the option pool, which would dilute the Securities.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	'For purposes of calculating the percentage ownership of the Company by holders of this security; all authorized shares in the Plan are considered.

Type of security	2021 Employee Incentive Plan Options Options
Amount outstanding	548,069
Voting Rights	None
Anti-Dilution Rights	The Company may increase its reserved number of shares in the option pool, which would dilute the Securities.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	"'For purposes of calculating the percentage ownership of the Company by holders of this security, all authorized shares in the Plan are considered.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	5,000,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Upon a sale, or series of related sales, by the Company of equity securities in the Company for which the Company receives gross proceeds of not less than $10,000,000.00, the Company may elect to convert the Crowd SAFEs into a Shadow Series of equity securities in the Company.
Other Material Terms or information.	*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of: (i) two percent (2..0%) of the securities sold for any amounts raised up to two million dollars ($0.00-$2,000,000..00); (ii) one percent (1.0%) of the securities sold for any amounts raised exceeding two million dollars but not exceeding four million dollars ($2,000,000.01 - $4,000,000); and (ill) one half of one percent (0.5%) of the securities sold for any amounts raised exceeding four million dollars but not exceeding five million dollars ($4,000,000.01 - $5,000,000). **This calculation assumes a valuation cap of $100,000,000.
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	1	$80,000.00	Working Capital	August 15, 2018	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	6	$1,125,000.00	Working Capital	November 20, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$5,000,000.00	Working Capital	April 7, 2021	Regulation CF
SAFE (Simple Agreement for Future Equity)	1	$2,136,975.00	Working Capital	June 3, 2021	Section 4(a)(2)

Ownership

A majority of the Company is owned by Sahil Lavingia.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Sahil Lavingia	85.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Operations The company implemented a pricing increase in February 2023, which effectively doubled its revenue, with no other change to COGS or Operating Expenses. Due to this fee increase, the company had significant Net Income in 2023, and paid a dividend of $1M to all shareholders and note holders (on an as converted basis). The company paid a dividend of $5.3M in May of 2024, and $2.5M in September 2025. The company also plans to pay dividends going forward. Liquidity and Capital Resources On August 15, 2018 the Company conducted an offering pursuant to Section 4(a)(2) and raised $80,000.00. On November 20, 2020 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,100,000.00. On April 7, 2021 the Company conducted an offering pursuant to Regulation CF and raised $5,000,000.00. On June 3, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $2,136,975.00.

The company expects no significant changes to it's operations including revenue, COGS, and operating expenses over the next 12 months. Operating Income in 2025 was +13% over 2024, and EBITDA was +25%.

Liquidity and Capital Resources

On August 15, 2018 the Company conducted an offering pursuant to Section 4(a)(2) and raised $80,000.00.

On November 20, 2020 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,125,000.00.

On April 7, 2021 the Company conducted an offering pursuant to Regulation CF and raised $5,000,000.00.

On June 3, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $2,136,975.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the

Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sahil Lavingia
(Signature)

Sahil Lavingia
(Name)

CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Gumroad, Inc.
Profit and Loss
January 2024 - December 2025

	Jan - Dec 2024	Jan - Dec 2025	Total
Income			
4000 Sales			0.00
4010 Stripe Income	17,238,974.04	15,670,214.65	32,909,188.69
4015 Paypal Income	1,663,937.52	1,818,303.82	3,482,241.34
4017 Stripe Capital Rev Share	180.00		180.00
4018 App Store Income	12,078.95		12,078.95
4030 Flexile Service Revenue	18,510.72	34,062.40	52,573.12
4032 Flexile Transaction Fee Revenue	13,126.74		13,126.74
4040 Iffy Service Revenue	3,800.06	13,802.90	17,602.96
4045 Helper.ai Service Revenue	700.00	0.00	700.00
4050 Small Bets Revenue		249,346.32	249,346.32
4051 Ad Revenue		0.00	0.00
Total 4000 Sales	**$ 18,951,308.03**	**$ 17,785,730.09**	**$ 36,737,038.12**
Total Income	**$ 18,951,308.03**	**$ 17,785,730.09**	**$ 36,737,038.12**
Cost of Goods Sold			
5000 Cost of Goods Sold			0.00
5010 PayPal Seller Remit Fees	395,257.33	153,741.12	548,998.45
5011 Paypal Sales Fees	46,033.06	19,843.56	65,876.62
5020 Stripe Sales Fees	4,477,067.92	4,397,600.77	8,874,668.69
5021 App Store Fees	6,519.66		6,519.66
5025 Seller Suspension Allow	-68,847.89	533,613.61	464,765.72
5030 Flexile Transaction Fees	19,228.50	20,993.14	40,221.64
5040 Iffy Transaction Fees	179.56	672.40	851.96
5045 Helper.ai Transaction Fees	75.24	87.12	162.36
5047 Small Bets - Merchant & Affiliate Fees		35,659.77	35,659.77
5090 Hosting & Production	1,047,907.82	916,610.76	1,964,518.58
Total 5000 Cost of Goods Sold	**$ 5,923,421.20**	**$ 6,078,822.25**	**$ 12,002,243.45**
Total Cost of Goods Sold	**$ 5,923,421.20**	**$ 6,078,822.25**	**$ 12,002,243.45**
Gross Profit	**$ 13,027,886.83**	**$ 11,706,907.84**	**$ 24,734,794.67**
Expenses			
6000 Payroll & Related			0.00
6010 Salaries Expenses	447,735.36	435,613.37	883,348.73
6012 Bonuses and Variable Comp	64,839.70	24,666.66	89,506.36
6020 Health Benefits	15,735.89	89,654.47	105,390.36
6025 Group Meals		581.22	581.22
6040 Education & Training	69.75		69.75
6050 Employer Payroll Taxes	25,146.99	44,925.40	70,072.39
6060 Worker's Comp Insurance	1,432.76	1,193.97	2,626.73
Total 6000 Payroll & Related	**$ 554,960.45**	**$ 596,635.09**	**$ 1,151,595.54**

6100 Professional Services			0.00
6110 Accounting & Payroll Services	297,882.27	296,161.02	594,043.29
6115 International Accounting Svces	132,484.58	212,842.49	345,327.07
6130 Consulting Services	1,590,596.67	716,532.10	2,307,128.77
6150 Legal Fees	512,978.18	148,671.70	661,649.88
6160 Recruiting		261.28	261.28
Total 6100 Professional Services	$ 2,533,941.70	$ 1,374,468.59	$ 3,908,410.29
6300 Travel & Entertainment			0.00
6310 Airfare & Travel Related	237,931.05	54,398.54	292,329.59
6320 Ground Transportation	1,994.19	2,603.08	4,597.27
6330 Lodging	17,449.74	64,672.08	82,121.82
6335 Meals - (100%)	16,072.92	37,297.31	53,370.23
Total 6300 Travel & Entertainment	$ 273,447.90	$ 158,971.01	$ 432,418.91
6400 Facilities			0.00
6410 Rent	49,880.00	74,820.00	124,700.00
6420 Telephone	1,883.18	2,307.63	4,190.81
6430 Online Services	265,450.83	385,671.76	651,122.59
6435 Utilities & Waste Disposal	5,018.55	7,951.87	12,970.42
6450 Insurance	38,667.00	33,371.43	72,038.43
6470 Office Supplies & Printing	19,082.69	12,596.63	31,679.32
6480 Postage and Courier	2,681.38	7,254.83	9,936.21
Total 6400 Facilities	$ 382,663.63	$ 523,974.15	$ 906,637.78
6500 Product Development			0.00
6510 Product Development	3,161,807.53	1,936,072.20	5,097,879.73
Total 6500 Product Development	$ 3,161,807.53	$ 1,936,072.20	$ 5,097,879.73
6600 Sales & Marketing Expenses			0.00
6610 Advertising	18,012.29	4,244.92	22,257.21
6645 Marketing Design	13,344.52	8,316.85	21,661.37
6680 Trade Shows & Events	7,891.24	8,977.11	16,868.35
6685 Promotional Materials/Gifts		42,701.33	42,701.33
Total 6600 Sales & Marketing Expenses	$ 39,248.05	$ 64,240.21	$ 103,488.26
6700 Other Operating Expense			0.00
6716 Share Based Compensation	410,945.50	384,041.04	794,986.54
6720 Technology Licenses	10,837.59	9,855.98	20,693.57
6730 Bank Charges	21,437.62	19,849.97	41,287.59
6780 Depreciation Expense	10,149.98	52,651.50	62,801.48
6790 Amortization Expense	27,003.43	175,729.65	202,733.08
Total 6700 Other Operating Expense	$ 480,374.12	$ 642,128.14	$ 1,122,502.26
6800 Software Capitalization			0.00
6805 Capitalized Software.Dev. Expense	-1,580,930.77	-1,586,848.31	-3,167,779.08
6810 Capitalized Software Amortization	1,431,669.24	1,495,940.22	2,927,609.46
Total 6800 Software Capitalization	-$ 149,261.53	-$ 90,908.09	-$ 240,169.62
Total Expenses	$ 7,277,181.85	$ 5,205,581.30	$ 12,482,763.15
Net Operating Income	$ 5,750,704.98	$ 6,501,326.54	$ 12,252,031.52

Other Income						
7010 Interest Income		444,168.73		262,243.88		706,412.61
7020 Other Misc Income		15,696.21		22,590.86		38,287.07
7025 Fx Gains/Losses		12,278.66		-58,153.23		-45,874.57
7030 Corporate Card Credits		9,688.63		10,470.87		20,159.50
Total Other Income	$	**481,832.23**	$	**237,152.38**	$	**718,984.61**
Other Expenses						
7115 Fraud Losses & Fines				628,998.95		628,998.95
7125 Sales/Indirect Tax		1,477,403.55		367,781.66		1,845,185.21
7127 Other Misc Expense		110,172.58		133,777.68		243,950.26
9000 Income & Franchise Taxes						0.00
9010 Federal Tax		308,101.58		1,215,392.77		1,523,494.35
9020 State Tax		46,436.46		600,348.69		646,785.15
Total 9000 Income & Franchise Taxes	$	**354,538.04**	$	**1,815,741.46**	$	**2,170,279.50**
Total Other Expenses	$	**1,942,114.17**	$	**2,946,299.75**	$	**4,888,413.92**
Net Other Income	-$	**1,460,281.94**	-$	**2,709,147.37**	-$	**4,169,429.31**
Net Income	$	**4,290,423.04**	$	**3,792,179.17**	$	**8,082,602.21**

Gumroad, Inc.
Balance Sheet
As of December 31, 2025

	Jan - Dec 2024	Jan - Dec 2025
ASSETS		
Current Assets		
Bank Accounts		
1000 Cash		0.00
1021 Mercury-Checking-x7068	2,043,537.07	0.00
1023 Mercury-Treasury	7,627,778.87	2,800,772.29
1024 Mercury-Checking-x9936		70,853.39
1025 Mercury-Checking-x3419		1,868,789.79
1026 Mercury-Checking-x9581 (SB)		102,947.78
1028 Mercury-Checking-x2903 (SB)		11,168.80
1030 WFB Operations - 1182	811,918.37	0.00
1040 PayPal-Collections	260,009.65	44,076.40
1041 PayPal-Other	0.00	0.00
1044 Stripe Opal x8534	76.05	516.93
1045 Stripe (Gumroad)	2,363,622.19	587,023.42
1046 Stripe (Flexile)	129,699.48	297,073.06
1047 Stripe (Iffy)	3,371.67	18,023.25
1048 Stripe Helper.ai	543.57	456.45
1049 Wise Business x2956	546,074.08	351,567.07
1060 Flexile.com Money Out Clearing	35,254.61	0.00
Total 1000 Cash	**$ 13,821,885.61**	**$ 6,153,268.63**
Total Bank Accounts	**$ 13,821,885.61**	**$ 6,153,268.63**
Other Current Assets		
1200 Stripe/Paypal Net Receivable (SB)		5,980.15
1400 Prepaid Expenses		0.00
1410 Prepaid Expenses	127,378.42	69,015.90
1440 Prepaid Insurance	1,263.99	30,611.46
Total 1400 Prepaid Expenses	**$ 128,642.41**	**$ 99,627.36**
1499 Undeposited Funds	0.00	0.00
Total Other Current Assets	**$ 128,642.41**	**$ 105,607.51**
Total Current Assets	**$ 13,950,528.02**	**$ 6,258,876.14**
Fixed Assets		
1600 Fixed Assets		0.00
1605 Desktop Computer Equipment	34,196.78	49,534.91
1610 Other Computer Equipment	81,800.82	81,800.82
1615 Computer Software	29,021.68	29,021.68
1640 Furniture and Equipment	108,964.96	200,519.87
1650 Leasehold Improvements	15,760.00	224,632.10

Total 1600 Fixed Assets	$ 269,744.24	$	585,509.38
1700 Accumulated Depreciation			0.00
1705 Accum depr-Desktop Computer	-3,448.36		-12,892.71
1710 Accum depr-Other Computer Equip	-81,800.82		-81,800.82
1715 Accum depr-Computer Software	-18,790.38		-22,842.66
1740 Accum depr-Furniture & Equip	-93,110.01		-109,743.44
1760 Accum depr-L/H Improvements	-15,760.00		-37,260.62
Total 1700 Accumulated Depreciation	-$ 212,909.57	-$	264,540.25
Total Fixed Assets	$ 56,834.67	$	320,969.13
Other Assets			
1942 Investment Sub - Small Bets LLC - Intangible	500,000.00		1,893,721.24
1945 Investment Sub - Small Bets LLC - Goodwill			317,793.25
1946 Investment Sub - Small Bets LLC - Accum. Amortization			-142,029.09
Total 1942 Investment Sub - Small Bets LLC - Intangible	$ 500,000.00	$	2,069,485.40
1943 Investment Sub - MDE.TV			499,999.75
1944 Investment - EC Calm Company Funds LP			450,980.39
1950 Deposits (Non-current)	18,705.00		22,946.28
Other Assets			0.00
1820 Domain Names	422,467.30		496,282.80
1822 Accumulated Amortization - Domain Names	-57,445.67		-91,146.23
1920 Capitalized Software Development	9,046,169.64		10,633,017.95
1922 Capitalized Software Development-Amortization	-7,216,524.34		-8,712,464.56
1930 IP			0.00
1932 IP	12,500.00		12,500.00
1935 Accumulated IP Amortization	-12,500.00		-12,500.00
Total 1930 IP	$ 0.00	$	0.00
Total Other Assets	$ 2,194,666.93	$	2,325,689.96
Total Other Assets	$ 2,713,371.93	$	5,369,101.78
TOTAL ASSETS	$ 16,720,734.62	$	11,948,947.05
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
2000 Accounts Payable	137,290.35		51,625.57
Total Accounts Payable	$ 137,290.35	$	51,625.57
Credit Cards			
2130 Stripe Corp Card	28,926.73		44,332.05
2140 Mercury Corp Card	10,184.03		271.50
Total Credit Cards	$ 39,110.76	$	44,603.55
Other Current Liabilities			
2200 Accrued Liabilities	28,867.70		119,986.63
2222 401K Benefits Payable	8,437.06		-3,985.47
2260 Flexile Client Prepayments	38,490.69		413,554.56
2265 Deferred Equity Bonus Liability	382,970.90		0.00

2290 Accrued Federal & State Income Tax		-596,328.82	1,116,515.21
2410 VAT/GST/Sales Tax Payable		2,031,720.46	2,223,294.94
2450 Deferred Revenue			1,521.08
2590 Accrued Payments to Sellers			0.00
2415 Accrued Stripe Fees (Fx)		74,045.25	199,248.93
2592 Seller Suspension Allowance		822,166.40	1,355,780.01
2594 Accrued Pymts to Sellers Detail		1,669,049.77	-2,230,189.43
Total 2590 Accrued Payments to Sellers	$	2,565,261.42	-$ 675,160.49
2813 Note Payable - Daniel Vassallo (SB)			900,000.00
Total Other Current Liabilities	$	4,459,419.41	$ 4,095,726.46
Total Current Liabilities	$	4,635,820.52	$ 4,191,955.58
Total Liabilities	$	4,635,820.52	$ 4,191,955.58
Equity			
3000 Equity			-275.79
3005 SAFE Securities		0.00	0.00
3007 Crowd SAFE Securities		5,061,571.97	5,061,571.97
3010 Common Stock		2,227,593.43	2,303,287.58
3020 Add'l Paid in Capital - Common		488,421.50	872,462.54
3040 Stock Repurchases		-1,046,547.04	-7,092,404.62
3100 Series Seed			0.00
3110 Preferred Stock - Series Seed		1,092,884.82	1,092,884.82
3150 Legal Fees - Series Seed		-700.00	-700.00
Total 3100 Series Seed	$	1,092,184.82	$ 1,092,184.82
3200 Series A			0.00
3210 Preferred Stock - Series A		6,974,973.33	6,974,973.33
Total 3200 Series A	$	6,974,973.33	$ 6,974,973.33
3300 Series C			0.00
3310 Preferred Stock - Series C		3,355,552.87	3,355,552.87
3350 Stock Issuance Cost - Series C		-75,189.00	-75,189.00
Total 3300 Series C	$	3,280,363.87	$ 3,280,363.87
3899 Dividends Paid		-6,220,141.44	-8,753,845.06
3900 Retained Earnings		-4,063,929.38	226,493.66
Net Income		4,290,423.04	3,792,179.17
Total Equity	$	12,084,914.10	$ 7,756,991.47
TOTAL LIABILITIES AND EQUITY	$	16,720,734.62	$ 11,948,947.05

Gumroad, Inc.
Statement of Cash Flows
January 2024 - December 2025

	Jan - Dec 2024	Jan - Dec 2025	Total
OPERATING ACTIVITIES			
Net Income	4,290,423.04	3,792,179.17	8,082,602.21
Adjustments to reconcile Net Income to Net Cash provided by operations:			0.00
1100* Accounts Receivable	0.00		0.00
1200 Stripe/Paypal Net Receivable (SB)		-5,980.15	-5,980.15
1400 Prepaid Expenses		0.00	0.00
1410 Prepaid Expenses:Prepaid Expenses	-4,207.64	58,362.52	54,154.88
1440 Prepaid Expenses:Prepaid Insurance	37,403.00	-29,347.47	8,055.53
1946 Investment Sub - Small Bets LLC - Intangible:Investment Sub - Small Bets LLC - Accum. Amortization		142,029.09	142,029.09
2000 Accounts Payable	-241,424.47	-85,664.78	-327,089.25
2130 Stripe Corp Card	5,675.73	15,405.32	21,081.05
2140 Mercury Corp Card	10,184.03	-9,912.53	271.50
2142 Mercury Corp Card (SB)		0.00	0.00
2200 Accrued Liabilities	-22,232.30	91,118.93	68,886.63
2222 401K Benefits Payable	8,437.06	-12,422.53	-3,985.47
2230 Payroll Liabilities	0.00	0.00	0.00
2260 Flexile Client Prepayments	35,830.86	375,063.87	410,894.73
2265 Deferred Equity Bonus Liability	382,970.90	-382,970.90	0.00
2290 Accrued Federal & State Income Tax	-596,328.82	1,712,844.03	1,116,515.21
2410 VAT/GST/Sales Tax Payable	356,315.16	191,574.48	547,889.64
2415 Accrued Payments to Sellers:Accrued Stripe Fees (Fx)	60,172.58	125,203.68	185,376.26
2450 Deferred Revenue		1,521.08	1,521.08
2592 Accrued Payments to Sellers:Seller Suspension Allowance	-69,110.89	533,613.61	464,502.72
2594 Accrued Payments to Sellers:Accrued Pymts to Sellers Detail	-29,924.78	-3,899,239.20	-3,929,163.98
2810 Small Bets Transition (SB)		0.00	0.00
2811 Stripe & Paypal Payouts (SB)		0.00	0.00
2812 Stripe Loan (SB)		0.00	0.00
2813 Note Payable - Daniel Vassallo (SB)		900,000.00	900,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 66,239.58**	**-$ 278,800.95**	**-$ 345,040.53**
Net cash provided by operating activities	**$ 4,224,183.46**	**$ 3,513,378.22**	**$ 7,737,561.68**
INVESTING ACTIVITIES			
1605 Fixed Assets:Desktop Computer Equipment	-34,196.78	-15,338.13	-49,534.91
1615 Fixed Assets:Computer Software	0.00		0.00
1640 Fixed Assets:Furniture and Equipment	-18,504.29	-91,554.91	-110,059.20
1650 Fixed Assets:Leasehold Improvements		-208,872.10	-208,872.10
1705 Accumulated Depreciation:Accum depr-Desktop Computer	3,448.36	9,444.35	12,892.71
1715 Accumulated Depreciation:Accum depr-Computer Software	4,052.28	4,052.28	8,104.56
1740 Accumulated Depreciation:Accum depr-Furniture & Equip	2,649.34	16,633.43	19,282.77
1760 Accumulated Depreciation:Accum depr-L/H Improvements		21,500.62	21,500.62
1820 Other Assets:Domain Names	-19,000.00	-73,815.50	-92,815.50
1822 Other Assets:Accumulated Amortization - Domain Names	27,003.43	33,700.56	60,703.99
1920 Other Assets:Capitalized Software Development	-1,580,930.77	-1,586,848.31	-3,167,779.08
1922 Other Assets:Capitalized Software Development-Amortization	1,431,669.24	1,495,940.22	2,927,609.46
1942 Investment Sub - Small Bets LLC - Intangible	-500,000.00	-1,393,721.24	-1,893,721.24
1943 Investment Sub - MDE.TV		-499,999.75	-499,999.75
1944 Investment - EC Calm Company Funds LP		-450,980.39	-450,980.39
1945 Investment Sub - Small Bets LLC - Intangible:Investment Sub - Small Bets LLC - Goodwill		-317,793.25	-317,793.25
1950 Deposits (Non-current)	-18,705.00	-4,241.28	-22,946.28
Net cash provided by investing activities	**-$ 702,514.19**	**-$ 3,061,893.40**	**-$ 3,764,407.59**
FINANCING ACTIVITIES			
3000 Equity		-275.79	-275.79
3005 SAFE Securities	-2,136,975.00		-2,136,975.00
3010 Common Stock	125,545.87	75,694.15	201,240.02
3020 Add'l Paid in Capital - Common	410,945.50	384,041.04	794,986.54
3040 Stock Repurchases	-1,046,547.04	-6,045,857.58	-7,092,404.62
3310 Series C:Preferred Stock - Series C	2,136,975.00		2,136,975.00
3895 Distributions - Small Bets LLC		0.00	0.00
3899 Dividends Paid	-5,296,906.25	-2,533,703.62	-7,830,609.87

Net cash provided by financing activities	-$	5,806,961.92	-$	8,120,101.80	-$	13,927,063.72
Net cash increase for period	-$	2,285,292.65	-$	7,668,616.98	-$	9,953,909.63

Tuesday, Mar 17, 2026 02:49:48 PM GMT-7